Date: October 9, 2020

To: All Canadian Securities Regulatory Authorities

Subject: Notice of Meeting for Vizsla Resources Corp.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for Vizsla Resources Corp.

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	November 3, 2020
Record Date for Voting:	November 3, 2020
Beneficial Ownership Determination Date:	November 3, 2020
Meeting Date:	December 8, 2020
Meeting Location:	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number
COMMON SHARES	92857Y

Sincerely,

Michael Konnert

CEO and Director

Suite 907 1030 West Georgia Street, Vancouver, British Columbia, V6E 3B9

www.vizslaresources.com | TSX-V: VZLA